Exhibit 99.1

April 23, 2018

Re: Merger Announcement

Dear Fellow Employees,

We are very pleased to inform you that First American International Corp (“FAIC”), First American International Bank’s (“FAIB” or “the Bank”) parent corporation, announced this morning that it has signed an agreement to merge with RBB Bancorp, the parent corporation of Royal Business Bank (“RBB”), a Los Angeles California based bank with $1.7 billion in assets and 13 branches. This transaction is subject to FAIC’s shareholder approval and regulatory approval. Attached is a copy of the press release announcing the transaction that we expect to complete in the second half of 2018.

This is an exciting day for FAIB because of the promising future this merger holds for us, our customers and our community. RBB is a highly successful bank that, like us, serves predominantly the Chinese-American community. Also like us, RBB is a minority depository institution and a community development financial institution, sharing a similar mission and culture.

This strategic business combination will create a $2.5+ billion bank with more resources, products and services than either bank currently offers individually. RBB will continue to build on the significant progress we have made in recent years and will expand our ability to deepen existing customer relationships and attract new customers, including adding business lending, SBA lending and remote deposit capture.

This merger will be RBB’s initial entrance into the New York City market and they will be counting on us to help the new combined company succeed. RBB will appoint two of our directors to join their Board of Directors, with Raymond Yu, Chairman of our Board of Directors, joining the RBB Board as Vice Chairman.

The completion of this transaction is many months away. During this time, we need to continue to operate as an independent organization, while we also prepare for integration with RBB. As such, we expect and need each of you (i) to continue to live our Mission, Values and Vision statements, (ii) to continue to strive to provide the high level of service our customers expect of us (WOW! Service) and (iii) to continue to develop yourself and FAIB. We owe it to our fellow employees, customers, community, shareholders and ourselves, to protect and build upon the legacy we have established.

Over the coming weeks you will get to meet with RBB executives to discuss their vision and allow them to see what great employees, individually and as a team, we have at FAIB. We encourage you to ask questions – questions to our RBB friends and questions to our FAIB management team.

The Board of Directors, Senior Management and we are extremely proud of you, of your dedication, of your team spirit and of what we have built together. We are also confident that, with your active participation and dedication, the combined bank will be an astounding success.

Sincerely,

Raymond Yu,	Mark Ricca
Chairman of the Board	President and CEO

Attachments:
Merger Announcement
Frequently Asked Questions and Answers

RBB Bancorp and First American International Corp. Announce Plans to Merge

Question and Answers

As elaborated in the questions and answers below:

•	RBB and FAIB announced an agreement to merge
•	RBB will enhance the products and services we offer customers
•	RBB expects to retain the great majority of employees
•	RBB will not reduce anyone’s salary for at least twelve months following closing
•	RBB has agreed to maintain a total benefits package similar to FAIB
•	RBB will carry over employees’ years of service
•	FAIB will be a part of a larger company with greater resources

1.	What did First American International Corp. and RBB Bancorp announce this morning?

First American International Corp (“FAIC”), the parent of First American International Bank (“FAIB”), and RBB Bancorp, the parent of Royal Business Bank (“RBB”), announced their intention to merge. This merger is subject to FAIC shareholder approval and regulatory approval.

2.	When will the merger take place?

Our current best estimate is that the merger will close sometime during the second half of this year. Between now and then, there is an extensive amount of analysis and work to be done to determine how best to integrate the two companies to achieve optimal staff alignment, competitive product lines and positioning, customer satisfaction and attractive financial performance. There are also legal conditions that must be satisfied, including the approval of our regulators and shareholders. As the planning process unfolds, communications in various forms will be shared with all employees to keep everyone informed on developments and the integration timetable.

3.	Who is Royal Business Bank?

RBB is a $1.7 billion California state-chartered commercial bank that began operations in 2008. The Bank was organized by a group of very experienced bankers, some of whom began their banking careers in Asia and have worked together for a total of 82 years at various banks in California.

RBB has total consolidated loans of $1.2 billion and total consolidated deposits of $1.3 billion.

RBB focuses on providing commercial banking services to first generation immigrants, concentrating on Chinese immigrants, as well as Koreans and other Asian ethnicities.

RBB’s lending products include traditional CRE and construction loans, secured C&I loans, trade finance services for companies doing business in China, Taiwan and other Asian countries, nonconforming single-family residential 7/1 mortgage loans and SBA loans.

RBB has 13 branches, 12 branches located in and around Los Angeles, California and one branch in Las Vegas, Nevada.

RBB is a Minority Depository Institution and a Community Development Financial Institution. RBB is also a high-performing bank, with S&P Global Market Intelligence ranking RBB as the second best performing community bank in the United States with assets between $1 billion and $10 billion.

You can learn more about RBB at https://www.royalbusinessbankusa.com.

4.	Why is FAIB merging into RBB?

FAIB’s Board of Directors believes that merging with RBB is in the best interest of our employees, customers, community and shareholders. RBB is about twice the size of FAIB and this combination will enable both FAIB and RBB to take advantage of being part of a larger institution. For example, this merger will enable FAIB to offer a more robust suite of business products.

Our Board of Directors also believe RBB’s culture and business model are a good fit and will carry on FAIB’s mission, culture and focus on the Asian-American immigrant.

5.	Does RBB have experience merging with other banks?

Yes. RBB is an experienced acquirer, having successfully completed and integrated four mergers.

6.	Will there be a job for me at RBB or will my position be eliminated?

RBB has no operations on the east coast and wants to build on the business we are doing today. As a result, RBB expects to retain the great majority of our employees.  RBB has stated that they intend to keep all of our branches open and maintain and build upon our lending activities. As a result,

7.	Does the Bank offer severance if my employment is terminated by RBB after the Merger?

Yes. FAIB has adopted a change in control severance plan that RBB has agreed to comply with.  This plan is intended to provide any employee whose position is eliminated with a softer, smoother transition.  A copy of this plan will be distributed to each FAIB employee in the coming days.  Generally, severance benefits under this plan will be available for any employee whose position is eliminated following the closing of the merger.  Please review the severance plan carefully and direct any questions regarding the severance plan to Human Resources.

While no immediate staff reductions are anticipated, combining the two companies will result in improved efficiencies and potential duplications in certain support and administrative areas, with the possibility of limited staff reductions following the closing. Details on any staff impacts from the merger will be determined over time as the resource requirements of the new combined company are thoroughly evaluated.

8.	Will my role and responsibilities change?

As is the normal course of business for companies seeking to remain competitive, and as with any merger, position responsibilities can and do change. We anticipate little or no changes prior to the completion of the merger.

9.	Will the merger affect my compensation?

RBB has agreed to not reduce your base compensation for at least 12 months following the closing.   Beyond that, RBB is dedicated to the success of the combined operation and expects to continue to maintain competitive compensation and benefits polices to be able to retain existing talent and attract new talent to the organization.

10.	How will my benefits be impacted?

RBB has agreed to offer you benefits that are comparable to our total benefit package.   Following the merger, we expect that our employees will eventually be included in the same compensation and benefits programs as other similarly situated RBB employees. RBB has agreed to recognize employees’ years of service with FAIB under the eligibility and vesting provision of these plans meaning that, in general, you will not be regarded as a new employee for compensation and benefits purposes.  RBB has also agreed to work with us to coordinate benefits under our group insurance plans so that employees do not experience a lapse in coverage or duplicate deductibles or co-payment requirements.

RBB and Human Resources will provide you a comparison of FAIB’s benefits and RBB’s benefits as we get closer to the closing.

11.	What will the new organizational structure look like?

The ultimate organizational structure still needs to be determined. Currently, RBB envisions a regional manager to run the New York region and the residential lending operation to report directly to Larson Lee, the EVP and Director of Mortgage

12.	Will I report to a new manager or department?

To help integrate our bank into one, stronger and more effective bank, there will be some organizational changes. RBB will evaluate the structure in the coming months after an opportunity to get to know our people and will clarify all reporting lines prior to the closing.

13.	Will they keep my office open, or will they require me to commute farther or relocate?

RBB has no operations on the east coast, so there are no plans to move or consolidate offices as happens in other merger transactions.  RBB will keep all branches and our new Bensonhurst Loan Production office open. RBB also will continue to maintain our 41st Street, Sunset Park, and Bayard, NY, Offices open for the time being, giving RBB time to assess the best way to proceed.

RBB has also stated that they support FAIB relocating the headquarter branch to the new 55th street branch currently being built.

14.	What should I be doing in response to this announcement?

Although change can create disruption and confusion, and while there are many questions yet to be fully answered, each employee should do their best to concentrate on carrying out their daily responsibilities and continuing to provide the level of service to our customers, fellow employees, community and shareholders.

We will provide ongoing communications to share new developments and to provide answers to additional questions.

15.	If customers ask me questions about the merger, how should I respond?

You should not hesitate to assure our customers that they will not be inconvenienced by the merger and that they will continue to enjoy the same service from the same people at the same locations.

Please refer any other questions to the EVP responsible for your area (David Christiansen, Deborah Arndell, Jacque Kay or Michael Lowengrub) or Mark Ricca.

16.	If I have questions who should I ask, or if fellow employees ask me questions about the merger, how should I respond?

To avoid confusion, we ask that you and fellow employees direct all questions to your manager, the EVP responsible for your area, Human Resources or Mark Ricca.

17.	If friends, neighbors or others ask me questions about the merger, how should I respond?

You should not engage in discussions regarding the merger outside of the company.  You may refer them to the press release posted to our website, www.faib.com, or to the RBB website for publicly available information.

18.	How can I get additional information?

You can read the Press Releases on the merger posted to our website, www.faib.com. You can also ask your manager, the EVP responsible for your area, Human Resources or Mark Ricca.

Additional Information.

Please remember that it will be a while before the transaction is completed and that RBB and we have much to do in the interim.  RBB has reserved on making many decisions regarding our New York operation until they have a chance to meet with everyone and can create a comprehensive integration plan.  As decisions are made, we will keep you informed with periodic updates in the form of additional written materials and town hall meetings.  Please be patient with this process and, importantly, be active participants when called upon to assist.

We believe this is an exciting time as the merger with RBB propels FAIB forward to better compete in an increasingly challenging and competitive banking landscape.

In connection with the proposed merger, RBB Bancorp will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of FAIC and a Prospectus of RBB Bancorp, as well as other relevant documents concerning the proposed transaction. Employees may read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about FAIC and RBB at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FAIC’s website at www.faib.com under the tab “Investor Relations”.

FAIC and RBB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FAIC in connection with the proposed merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.